Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Jurisdiction of Incorporation
Heuristic Physics Laboratories, Inc.	California

FabCentric, Inc.	California

HPL International Ltd.	Cayman Island

HPLA Limited Liability Company	Armenia

HPL (S) Pte. Ltd	Singapore

HPL Japan KK	Japan

HPL Technologies Private Limited	India

HPL Texas, Inc.	Delaware

TestChip Technologies, Inc.	Texas

Defect & Yield Management, Inc.	Delaware

HPL, Taiwan Inc.	Taiwan